UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                               FORM 12b-25


           SEC FILE NUMBER  33-2150-LA

           CUSIP NUMBER 38114N-10-2

                       NOTIFICATION OF LATE FILING
                                (check one)

[ ] Form 10-KSB     [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-QSB   [ ] Form
N-SAR

For Period Ended:          JUNE 30, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

      Full Name of Registrant             GOLDEN PANTHER RESOURCES, LTD.
      Former Name if Applicable         APPLIED TECHNOLOGY, INC.
      Address of Principal Executive Office: 1111 W. Hastings Street, #211, Vancouver, Canada V6E 2J3

Part II - Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

     The auditors for the Company have not been able to complete its final report following a reverse merger that occurred in April 1997. Much of the difficulty is that the acquired company had operations in Indonesia and such situation presented numerous logistical problems that prevented the audit from being completed. The Company is unable to complete its accounting through June 30, 1997 until the audit reflecting the merger is complete.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

               Katharine Johnston        Secretary                (604)
689-5377
                   (Name)                      (Title)
(Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                          (X) Yes  ( ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          (X ) Yes  ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The change will be the result of the merger that took place on April 1, and reported on Form 8-K. As the pro forma financials are still being prepared it is impossible to quantify the anticipated changes.

                                        GOLDEN PANTHER RESOURCES, LTD.
                                 (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 12, 1997       W. Scott Lawler, Esq.
                                (Signature)